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                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

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                                SCHEDULE 14D-9
                                (RULE 14d-101)

                  Solicitation/Recommendation Statement Under
            Section 14(d)(4) of the Securities Exchange Act of 1934

                               -----------------

                            Rare Medium Group, Inc.
                           (Name of Subject Company)

                            Rare Medium Group, Inc.
                     (Name of Person(s) Filing Statement)

                    Common Stock, Par Value $0.01 Per Share
                        (Title of Class of Securities)

                                   75382N109
                     (CUSIP Number of Class of Securities)

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                             Robert C. Lewis, Esq.
                            Senior Vice President,
                         General Counsel and Secretary
                            Rare Medium Group, Inc.
                        44 West 18th Street, 6th Floor
                           New York, New York 10011
                                (646) 638-9700
(Name, Address and Telephone Number of Person Authorized to Receive Notice and
          Communications on Behalf of the Person(s) Filing Statement)

                               -----------------

                                With copies to:
                          Gregory A. Fernicola, Esq.
                            David J. Friedman, Esq.
                   Skadden, Arps, Slate, Meagher & Flom LLP
                               Four Times Square
                           New York, New York 10036
                                (212) 735-3000

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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Item 1.  Subject Company Information.

   The name of the subject company is Rare Medium Group, Inc., a Delaware corporation (the "Company" or "Rare Medium"), and the address and telephone number of the Company's principal executive offices are 44 West 18th Street, 6th Floor, New York, New York 10011, (646) 638-9700.

   The title of the class of equity securities to which this statement relates is the Company's common stock, par value $0.01 per share ("Common Stock"). As of April 5, 2002, there were 65,324,966 shares of Common Stock outstanding.

Item 2.  Identity and Background of Filing Person.

   The Company's name, address and business telephone number are set forth in
Item 1 above, which information is incorporated herein by reference, and Rare Medium is the person filing this statement.

   This statement relates to the offer (the "Offer") disclosed in a Tender Offer Statement on Schedule TO, dated April 9, 2002 (the "Schedule TO"), filed by AP/RM Acquisition, LLC (the "Purchaser") with the Securities and Exchange Commission (the "SEC"). The Schedule TO relates to the Offer by the Purchaser to purchase up to 15,002,909 shares of Common Stock, for cash consideration of $0.28 per share (the "Offer Price"), upon the terms and subject to the conditions set forth therein.

   The Schedule TO states that the address of the Purchaser's principal executive offices is Two Manhattanville Road, Purchase, NY 10577. The Purchaser's telephone number at such location is (914) 694-8000.

Item 3.  Past Contacts, Transactions, Negotiations and Agreements.

   As of April 5, 2002, Apollo Investment Fund IV, L.P., Apollo Overseas Partners IV, L.P. and AIF IV/RRRR LLC (collectively, "Apollo") owned 12,709,499 shares of our outstanding voting common stock, all of the 38,765,848 outstanding shares of our non-voting common stock, par value $0.01 per share ("Non-Voting Stock"), all of the 1,073,007 outstanding shares of our Series A convertible preferred stock and all of our outstanding Series 1-A and Series 2-A warrants. These securities, collectively, entitle Apollo to cast approximately 29.9% of the total number of votes entitled to be cast by all holders of the outstanding voting securities of the Company. Assuming that all 15,002,909 shares of Common Stock are tendered, Apollo will be entitled to cast 49.9% of the total number of votes entitled to be cast by all holders of the outstanding voting securities of the Company without giving effect to the issuance of shares of Common Stock in the rights offering described below.

   The Company and Apollo entered into an Investment Agreement dated as of April 2, 2002. Pursuant to the Investment Agreement, Apollo purchased 38,765,848 shares of Non-Voting Stock. This purchase was made in advance of the Company's recently announced rights offering and equals the number of shares of Common Stock that Apollo would otherwise have been entitled to purchase in the rights offering, after giving effect to the cancellation of certain warrants in connection with the settlement of outstanding litigation. Apollo paid $0.255 per share for an aggregate purchase price of $9,885,291. The Investment Agreement adjusts the per share advance purchase price paid by Apollo to equal the per share subscription price for the rights offering. In the event that the rights offering is not consummated by June 30, 2003 or is not approved by our stockholders at a special meeting, the independent directors of the Company may rescind the purchase of Non-Voting Stock.

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   The Investment Agreement also generally provides for the commencement of the rights offering in which the Company's stockholders will receive non-transferable rights to purchase one additional share of Common Stock for each share held as of a record date to be established and the proposed one for ten reverse stock split, both of which are subject to stockholder approval. The price at which the additional shares may be purchased in the rights offering will represent a 15% discount to the market price of the Company's common stock at the time the rights offering is commenced, but will be no more than $0.33 per share and no less than $0.18 per share. The rights offering and the reverse stock split are subject to stockholder approval.

   The description of the Investment Agreement contained herein is qualified in its entirety by the text of the Investment Agreement which is Exhibit 2 hereto and is incorporated herein by reference. Reference is also made to the Company's Current Report on Form 8-K, filed with the SEC on April 4, 2002, for a further description of the transactions contemplated by the Investment Agreement. The Current Report on Form 8-K, which is Exhibit 1 hereto, is incorporated herein by reference.

   Contemporaneously with entering into the Investment Agreement, the Company, Apollo and the plaintiffs in the Company's pending stockholder class action litigation entered into a Stipulation of Settlement in which the parties agreed to settle all outstanding claims relating to that lawsuit. The Stipulation of Settlement, as part of the settlement, contemplates the transactions described in the Investment Agreement. The description of the Stipulation of Settlement contained herein is qualified in its entirety by the text of the Stipulation of Settlement which is Exhibit 3 hereto and is incorporated herein by reference.

   In addition, and as described in the Investment Agreement, the Company and Apollo have agreed:

      (i) that Apollo will vote all of its shares in favor of the rights offering, the reverse stock split and the proposal, described below, regarding the potential exchange of the Non-Voting Stock for Common Stock under specified limited conditions; except that the shares of Common Stock acquired in the Offer will be voted pro rata with all other votes cast on those issues by holders of all other Common Stock;

      (ii) that, in connection with the rights offering, Apollo will waive anti-dilution rights in its Series A Preferred Stock and warrants with respect to the Non-Voting Stock acquired by Apollo in the advance purchase or its over-subscription privilege in the rights offering;

      (iii) that Apollo's existing registration rights will be modified to cover the additional shares of Common Stock and Non-Voting Stock that the Purchaser is acquiring pursuant to the Offer and that Apollo acquired in the advance purchase and that Apollo may acquire pursuant to the oversubscription rights in the rights offering;

      (iv) that, subject to stockholder approval, Apollo may exchange the Non-Voting Stock for Common Stock in connection with any transfer of the shares to a non-affiliate, in an amount not to exceed 10% of the Company's voting power, and such transferee, to Apollo's knowledge, will not, as a result of the transfer, hold more than 15% of the Company's voting power;

      (v) that, subject to stockholder approval, Apollo may also exchange the Non-Voting Stock for Common Stock if it will hold, after giving effect to such exchange, less than 29.9% of the Company's voting power;

      (vi) that so long as any shares of Common Stock acquired in the Offer are held by Apollo or its affiliates, Apollo will cause all such shares, which would otherwise entitle Apollo and its affiliates, collectively, to cast more than 29.9% of the voting power of our capital stock, to be voted pro rata with all other votes cast by holders of Common Stock;

      (vii) subject to final court approval of the Stipulation of Settlement, that 20% of the warrants held by Apollo to acquire shares of Common Stock will be cancelled;

      (viii) subject to final court approval of the Stipulation of Settlement, that Apollo will elect to receive dividends on its shares of Series A Preferred Stock in the form of additional shares of Series A Preferred Stock, in lieu of cash dividends, for any dividend payment date occurring after June 30, 2002 and on or prior to June 30, 2004; and

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      (ix) subject to final court approval of the Stipulation of Settlement, that Apollo and the Purchaser will vote for two independent directors to the Company's Board of Directors for a five-year period.

   Additional material agreements, arrangements, or understandings, or any actual or potential conflicts of interest between the Company and its affiliates, including Apollo, are described in the Company's Definitive Proxy Statement for an Annual Meeting of Stockholders filed with the SEC on February 25, 2002 and mailed to stockholders on or about February 27, 2002 (see sections entitled "Proposal 1--Election of Directors--Information with Respect to Director Nominees" and "Certain Relationships and Related Transactions--Apollo Securities Purchase and Conversion") and the Company's Annual Report on Form 10-K, which was filed with the SEC on March 20, 2002 (see sections entitled "Risk Factors--Apollo beneficially owns a large percentage of our voting stock," "The Apollo Securities Purchase"and "Item 13. Certain Relationships and Related Transactions--Apollo Securities Purchase and Conversion"). The foregoing description of the Definitive Proxy Statement and the Annual Report on Form 10-K is qualified in its entirety by the text of the Definitive Proxy Statement and the Annual Report on Form 10-K which are Exhibits 4 and 5 hereto, respectively, and are incorporated herein by reference.

Item 4.  The Solicitation or Recommendation.

   The Company's Board of Directors is not making a recommendation, is not expressing an opinion and is remaining neutral toward the Offer. The Company's Board of Directors has made no determination whether the Offer is fair to, or in the best interests of, the holders of shares of Common Stock, and is making no recommendation regarding whether the holders of Common Stock should accept the Offer and tender their shares of Common Stock.

   The Offer is being made pursuant to the terms of the Stipulation of Settlement and is intended to provide additional liquidity to the holders of Common Stock and, thereby, provide near-term price support for the market price of the Common Stock in light of the Company's recent announcement of a one for ten reverse stock split.

   By accepting the Offer and tendering shares of Common Stock in the Offer, stockholders will surrender their right, with respect to the tendered shares, to participate in any future benefits from ownership of shares of Common Stock, including participating in the announced rights offering, in any future earnings growth of the Company and in any subsequent increase in the value of the Company. The Company will be filing a registration statement relating to the rights offering with the SEC shortly. Stockholders are urged to read that document for more details on the terms of the rights offering.

   In addition, stockholders who tender their shares of Common Stock could recognize a taxable gain or loss upon sale of their shares of Common Stock. Therefore, stockholders should consult with their respective advisors about the financial, legal, tax and other consequences of the Offer.

   The Company's Board of Directors urges each stockholder to make his, her or its own decision as to the acceptability of the Offer, including the adequacy of the Offer Price, in light of their own investment objectives, their views as to the Company's prospects and outlook, their interest or ability in participating in the rights offering and any other factors which such stockholder deems relevant to his, her or its investment decision.

   After reasonable inquiry, to the best of the Company's knowledge, no officer, director or affiliate of the Company currently intends to tender shares of Common Stock pursuant to the Offer.

Item 5.  Persons/Assets, Retained, Employed, Compensated or Used.

   Neither the Company nor any person acting on its behalf has employed, retained or compensated any person to make solicitations or recommendations to stockholders concerning the Offer.

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Item 6.  Interest in Securities of the Subject Company.

   On April 2, 2002, Apollo purchased 38,765,848 shares of Non-Voting Stock pursuant to the Investment Agreement. This purchase was made in advance of the Company's recently announced rights offering and equals the number of shares of Common Stock that Apollo would otherwise have been entitled to purchase in the rights offering, after giving effect to the cancellation of certain warrants in connection with the settlement of outstanding litigation. Apollo paid $0.255 per share for an aggregate purchase price of $9,885,291. The Investment Agreement adjusts the per share advance purchase price paid by Apollo to equal the per share subscription price for the rights offering. In the event that the rights offering is not consummated by June 30, 2003 or is not approved by our stockholders at a special meeting, the independent directors of the Company may rescind the purchase of Non-Voting Stock.

   Except as set forth above, no transactions in the Common Stock have been effected during the past 60 days by the Company, or, to the best of the Company's knowledge, any of the Company's directors, executive officers, affiliates or subsidiaries.

Item 7.  Purposes of the Transaction and Plans or Proposals.

   Except as otherwise described herein, no negotiation is being undertaken and no discussions are underway by Rare Medium in response to the Offer which relates to: (1) a tender offer or other acquisition of Rare Medium's securities; or (2)(a) any extraordinary transaction, such as a merger, reorganization or liquidation, involving Rare Medium or any subsidiary of Rare Medium; (b) a purchase, sale or transfer of a material amount of assets by Rare Medium or any subsidiary of Rare Medium; or (3) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

Item 8.  Additional Information.

   Not Applicable.

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Item 9.  Exhibits.

Exhibit
  No.
-------

  1.    The Company's Current Report on Form 8-K, filed with the SEC on April 4, 2002 (incorporated herein by reference (SEC File No. 0-13865)).

  2.    Investment Agreement among Rare Medium and the signatories thereto, dated as of April 2, 2002
        (incorporated by reference to the Company's Current Report on Form 8-K, filed with the SEC on
        April 4, 2002).

  3.    Stipulation of Settlement in the matter of In Re Rare Medium Group, Inc. Shareholders Litigation,
        Consolidated C.A. No. 18879 NC (incorporated by reference to the Company's Current Report on
        Form 8-K, filed with the SEC on April 4, 2002).

  4.    Definitive Proxy Statement for an Annual Meeting of Stockholders held on March 28, 2002, filed with the SEC on February 25, 2002 (incorporated herein by reference (SEC File No. 0-13865)).

  5.    The Company's Annual Report on Form 10-K, filed with the SEC on March 20, 2002 (incorporated herein by reference (SEC File No. 0-13865)).

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                                   SIGNATURE

   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                               RARE MEDIUM GROUP, INC.

                                               By:     /s/  ROBERT C. LEWIS
                                                   -----------------------------
                                                          Robert C. Lewis
                                                      Senior Vice President,
                                                   General Counsel and Secretary

Dated: April 9, 2002

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